Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04054176

12g3-2(b) File No.82-4922

Ref No. CN. 807/2004

December 29, 2004

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. No. TS 031/2004

December 29, 2004

To President

The Stock Exchange of Thailand

Subject : The Acquiring of Ordinary Shares of Manger Media Group Public Company Limited (MGR)

KASIKORNBANK PCL "the Bank" hereby gives the notice that on December 28, 2004 we acquired 98,023,029 ordinary shares of MGR, the information as follows:

Number of shares held before the transaction: 0 shares, or 0 % of total paid-up capital.

Number of shares acquiring: 98,023,029 shares

Number of shares held after the transaction: 98,023,029 shares or 19.70% of total paid-up capital.

Objective of transaction: According to the company's business rehabilitation plan by converting the convertible debenture of 1,039,256 units (103,925,600 Baht) to the ordinary share of 37,116,286 shares, and debt-equity swap by 170,538,878.20 Baht of debt to 60,906,743 shares of ordinary share (at 2.80 Baht per ordinary share for 1 share, face value at 1.00 Baht).

Nature of Business of MGR: The company was registered as a public limited company in The Stock Exchange of Thailand on 22nd November, 1994. The core business of the Company is to provide media information and news. Its office is situated at 98/3-10, Phra Ar-Thit Road, Kwaeng Chanasongkram, Khet Phranakorn, Bangkok.

Connected Transactions: The transaction was not classified as connected transaction.

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN.800/2004

December 24,2004

To: The President,

The Stock Exchange of Thailand

Subject: Notification of the establishment of a new company

The Board of Directors' Meeting of KASIKORNBANK Public Company Limited (the "**BANK**") No. 13/2547, held on October 28, 2004, has resolved to grant an approval for the Bank to expand its business in hire-purchase and leasing by establishing a new company.

The Bank has duly completed the establishment of a new company on December 24, 2004. The details of the newly established company are as follows:

1. Name of the established company and amount of investment
   1.1 Name of established company: [Kasikorn Leasing Company Limited]
   1.2 Amount of investment: 6,000,000 ordinary shares at the par value of 10 Baht, totaling 60,000,000 Baht
   1.3 Payment date: December 24,2004
   1.4 Transaction amount: The net total payment compared to the net asset of the Bank and its subsidiaries is equal to 2.84% (as of September 30, 2004), so the Bank is not required to disclose the transaction according to the notification of the SET regarding rules, procedures and disclosure of information concerning the acquisition and disposition of assets of a listed company.

2. After this investment, the newly established company shall become a direct subsidiary of the Bank.

3. Details of the newly established company
   3.1 Nature of Business: Hire-purchase and leasing
   3.2 Capital / shareholding structure

   Registered Capital: 60,000,000 Baht divided into 6,000,000 ordinary shares at the par value of 10 Baht per share.

   Paid-up Capital: 60,000,000 Baht

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com
Registration No.PCL 105

Shareholding Structure

Shareholders	Type of Shares	Number of Shares	(%)
1. KASIKORNBANK PCL.	Ordinary share	5,999,993	99.99
2. Mr. Prakob Taraprasert	Ordinary share	1	0.00002
3. Mrs. Satinee Srirattanapong	Ordinary share	1	0.00002
4. Miss Saowaphak Pinijpichitkul	Ordinary share	1	0.00002
5. Miss Supaneewan Chutrakul	Ordinary share	1	0.00002
6. Miss Nantaporn Sawankomthon	Ordinary share	1	0.00002
7. Mr. Sittichoke Techapahaphong	Ordinary share	1	0.00002
8. Miss Warin Suwannacheep	Ordinary share	1	0.00002
Total		6,000,000	100.00

4. Board of directors
   1. Mr. Prasarn Trairatvorakul
   2. Mr. David L. Hendrix
   3. Mr. Krisada Lamsam
   4. Mr. Sasawat Virapriya
   5. Mrs. Duenpen Pawakranond

5. Investment objectives: To expand the Bank's business in hire-purchase and leasing in order to provide universal banking services.

6. Advantages expected from the transaction: The Bank expects to receive benefit in the form of dividend.

7. Source of fund: The Bank's working capital without the increase of capital of the Bank.

Please be informed and disclose to the investors accordingly.

Yours sincerely,

Executive Secretary and Shareholder Registration Division
Corporate Communications and Administration Department
Tel. 0 2470 2679

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somklat Sirichatchai
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 808/2004

December 30, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
DEC 3 0 2004
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somklat Sirichatchai

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt,Ph.D.
Executive Vice President

Ref. No. TS 034/2004

December 30, 2004

To President

The Stock Exchange of Thailand

Subject : Additional information - acquiring of Ordinary Shares of Manger Media Group Public Company Limited (MGR)

KASIKORNBANK PCL "the Bank" hereby gives the notice that on December 28, 2004 we acquired 98,023,029 ordinary shares of MGR, the additional information as follows:

RHC's Financial Information:

	2004	2003	(Mil.Baht)
As of	30/09/04	31/12/03	
Assets	274.87	236.97	
Liabilities	2036.44	2011.91	
Equity	-1761.57	-1774.94	
Revenue	332.15	308.17	
Net Profit	36.2	40.22	
EPS(Baht)	0.35	0.63	
Book Value per share(Baht)	-17.19	-17.32	

Pricing: converted price at 2.80 Baht is determined by MGR's Plan Administrator.

Expected Benefit: capital gain once MGR stocks are traded on SET again.

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt

CS026-4-03

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No PCL 105